April 2 , 2009

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 16, 2009
File 333-154274

Dear Ms. Long:

We have reviewed your February 4, 2009 comment letter (the “Comment Letter”) regarding the Amendment No. 1 to the Registration Statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Registrant”) filed on January 16, 2009. On behalf of the Registrant, we submit this response letter along with Amendment No. 2 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

General

1.	Please provide the information required by paragraph 23 of Schedule A to the Securities Act.

In response to the Staff’s comment, we have revised page 52 of the prospectus to include this information in accordance with the Staff’s comment.

Cover Page of Prospectus

2.	We note your response to comment 3 from our letter dated November 13, 2008. It appears the cover page continues to he more than one page. In this regard, we note the footnotes to the proceeds table and the disclosure following the footnotes. Please revise accordingly.

In response to the Staff’s comment, we have revised the cover page in accordance with the Staff’s comment.

Available Information, page i

3.	We note the statement in the last sentence of the first paragraph that certain statements in the prospectus are qualified by reference to exhibits to the registration statement or other documents filed with the SEC. You may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C under the Securities Act. Please revise accordingly. Please also comply with this comment in the introductory paragraph under “Prospectus Summary” on page 1.

In response to the Staff’s comment, we have revised pages i and 1 of Amendment No. 2 to the S-1 in accordance with the Staff’s comment.

Dilution, page 20

4.	We note the disclosure in the fourth paragraph. Please be advised that the disclosure in this section, including the comparative table, should include shares subject to outstanding convertible securities, such as options and warrants, held by the officers, directors, and affiliated persons, as it should include shares these persons have the right to acquire. See Item 506 of Regulation S-K. Please revise accordingly.

In response to the Staff’s comment, we have revised page 17 of the Amendment No. 2 to the S-1 in accordance with the Staff’s comment.

Application of Microwave Processing to Wastewater and Mining. page 24

5.	We note the sources listed in the first and second paragraphs. Please be advised that you are not permitted to incorporate by reference. Please revise to remove these sources from your prospectus and disclose the information in your prospectus.

In response to the Staff’s comment, we have revised page 21 of the Amendment No. 2 to the S-1 in accordance with the Staff’s comment.

Director Compensation. Page 48

6.	Please provide the tabular disclosure required by Item 402(r) of Regulation S-K.

In response to the Staff’s comment, we have revised page 43 of the Amendment No. 2 to the S-1 in accordance with the Staff’s comment.

Interest of Named Experts and Counsel. Page 58

7.	We have read your response to comment 23 from our letter dated November 13, 2008. As required by AU Section 711.09, please revise your disclosures to clarify that this review report is not a “report” or “part” of the registration statement within the meaning of sections 7 and 11 of the Securities Act of 1933. Your current disclosure indicates that it is a “report” or “part” of the registration statement. Please revise accordingly.

In response to the Staff’s comment, we have revised page 52 of the Amendment No. 2 to the S-1 in accordance with the Staff’s comment.

Financial Statements

General

8.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, we have included audited financial results for the year ended December 31, 2008 in Amendment No. 2 to the S-1 as the most recent available period.

Statement of Stockholders’ Equity, Page F-5

9.	We have read your response to comment 26 from our letter dated November 13, 2008. Please tell us why you have not reflected the 2007 conversion of preferred stock into common stock as a supplemental noncash disclosure in your statement of cash flows or revise your disclosures accordingly.

In response to the Staff’s comment, we have reflected the 2007 conversion of preferred stock into common stock as a supplemental non-cash item on the 2007 Statement of Cash Flows on page F-5 of the Financial Statements in Amendment No. 2 to the S-1.

Statement of Cash Flows, page F-6

10.	We have read your response to comment 27 from our letter dated November 13, 2008. You indicated in your response that in subsequent periods when the long-term payable was reduced with cash payments, the change was also reflected as a financing activity. However, it appears that you have revised your statements of cash flows to reflect your payment of the long-term payable related to your licensing fee as an operating activity. Please advise or revise accordingly.

In response to the Staff’s comment, we have revised the Statement of Cash Flow on page F-5 of the Financial Statements in Amendment No. 2 to the S-1.

Note 1. Nature of Operations, page F-7 Organization. page F-7

11.	We have read your response to comment 28 from our letter dated November 13, 2008. It still remains unclear how you determined that you are not a developmental stage company pursuant to paragraphs 8 and 9 of SFAS 7. Notwithstanding the fact that you have sold one furnace during fiscal year 2007, you did not generate revenues during the nine months ended September 30, 2008 and continued to raise capital during that time. With specific reference to paragraphs 8 and 9 of SFAS 7, provide us a more comprehensive analysis to support your belief that you were not a developmental stage enterprise as of December 31, 2007. Please address the need to revise your financial statements to provide all the disclosures of a development stage enterprise.

In response to the Staff’s comment, we have restated our financial statements and narrative as those of a development stage company in Amendment No. 2 to the S-1. We have revised pages 1, 18 and 27 of the narrative, and we have shown cumulative results from inception through December 31, 2008 on the Statement of Operations on page F-3 and the Statement of Cash Flows on page F-5 in the Audited Statements dated as of December 31, 2008 in accordance with SFAS 7.

Note 3. Summary of Significant Accounting Policies, page F-7

Stock-Based Compensation, page F-8

12.	We have read your response to comment 30 from our letter dated November 13, 2008. With regards to the 51,500 options granted during fiscal 2008, please tell us and disclose how you determined the fair value of your common stock on the grant date. Please also reconcile the fair value you determined for your common stock to contemporaneous equity transactions and the anticipated IPO price of $6.00.

In response to the Staff’s comment, we have determined the fair value of common stock on the grant date for these options at $1.00 as supported by (1) 2008 sales of common stock through a private placement at $1.00 and (2) our continued existence in 2008 in the development stage of the Company, with no IPO or other liquidity event scheduled for the immediate future. This is stated in Note 8 to the 2008 Financial Statements on pages F-13 and F-14 in Amendment No. 2 to the S-1.

Notes to the Financial Statements — December 31, 2007

Revenue Recognition. page F-15

13.	We have read your response to comment 35 from our letter dated November 13, 2008. Please expand your revenue recognition policy to also address how you recognize installation revenue in accordance with SAB 104 and EITF 00-21.

In response to the Staff’s comment, we have expanded our revenue recognition policy in the Management Discussion and Analysis to reflect recognition of installation revenue as noted on page 35 of Amendment No. 2 to the S-1 and expanded our revenue recognition policy in Note 4 of the Footnotes to the Financial Statements on page F-7.

Loss per Share, page F-16

14.	On page F-4, you show net loss less preferred dividends of $221,143 and $137,943 for the nine months ended September 30, 2007 and the year ended December 31, 2006. Please help us understand how you arrived at each of these amounts. In addition to preferred stock dividends related to the current period, it appears that you may have included preferred stock dividends related to prior periods in these amounts. Please advise how your determination of these amounts complies with paragraph 9 of SFAS 128 or revise your loss per share accounting policy and your statements of operations accordingly.

In response to the Staff’s comment, we have revised our disclosure in Note 2 on page F-6 of the Financial Statements, and have further disclosed these amounts on the Statement of Operations on page F-3 in Amendment No. 2 to the S-1 to indicate 2007 preferred stock dividends, and have additionally disclosed in the Management Discussion and Analysis section on page 28 of Amendment No. 2 to the S-1 the methodology of computing such preferred dividends and the amounts of those dividends for 2006 and 2007 and on a cumulative basis.

15.	We have read your response to comment 36 from our letter dated November 13, 2008. It appears that you have restated your statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006 to present net loss available to common shareholders and to revise your loss per share. Please revise your document to appropriately address the following:

•	Provide an explanatory paragraph in the reissued audit opinion for the year ended December 31, 2006 that references the restatement note;

•	Provide an explanatory note that discusses the facts and circumstances surrounding the restatement for the applicable periods; and

•

Ensure full compliance with FAS 154, paragraphs 25 and 26, including but not limited to labeling the appropriate financial statements as “Restated” and providing a restatement footnote that shows the impact on the financials statements as reported and as restated, as applicable.

In response to the Staff’s comment, we have revised our Statement of Operations and included the legend “Restated” for 2007 on page F-3, provided an explanatory footnote regarding the restatement in Note 2 on page F-6, and provided an explanatory paragraph in the Audit Opinion on page F-1 of Amendment No. 2 to the S-1.

Recent Sales of Registered Securities. page II-24

16.	On page II-3, you indicate that a principal stockholder made two loans to you for $150,000 each. You also issued 150,000 warrants with each note. Please tell us how you accounted for the issuance of the notes with warrants. Please cite the accounting literature used to support your conclusions.

In response to the Staff’s comment, we have revised the statement on page II-2 of Amendment No. 2 to the S-1, and indicate that, according to Accounting Principles Board Opinion No. 14, “Accounting for Convertible Debt and Debt Issued With Stock Purchase Warrants,” both a debt and equity component of such transactions, based on a relative fair value of the components, must be utilized in their accounting treatment. This is also reflected on our Balance Sheet on page F-2 of Amendment No. 2 to the S-1.

Exhibit 5.1

17.	We note that the date of the legal opinion is January 16, 2009. We also note that the legal opinion is qualified as of the date of the opinion. In this regard, we note the statement in the fourth paragraph that counsel “undertake no, and hereby disclaim any, obligation to make any inquiry after the date hereof or to advise you of any changes in any matter set forth herein...” Please clarify that the opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

In response to the Staff’s comment, the legal opinion will be filed and dated the date of effectiveness of the Registration Statement in accordance with the Staff’s comment.

18.	We note that the opinion in the fifth paragraph refers to registered shares that are issued and outstanding. However, it does not appear that any of the registered shares have been issued or will be issued before the effectiveness of your registration statement. Counsel must opine as to all of the registered shares, regardless of whether those shares have been issued before the effectiveness of your registration statement. Please have counsel revise its opinion accordingly.

In response to the Staff’s comment, the legal opinion has been revised in accordance with the Staff’s comment.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc:    Joseph Hines